m·reaL

M-real's operating result excluding non-recurring items for first quarter of 2009 EUR -65 million

Result for the first quarter of 2009

- Sales EUR 623 million (Q1/2008: 859)
- Operating result excluding non-recurring items EUR -65 million (14). Operating result including non-recurring items EUR -118 million (37)
- Result before taxes excluding non-recurring items EUR -62 million (-21). Result before taxes including non-recurring items EUR -115 million (2)
- Result per share from continuing operations excluding non-recurring items EUR -0.18 (-0.06), and, including non-recurring items EUR -0.32 (0.00)

Events during the first quarter

- The renewed management and reporting structure including the Consumer Packaging, Office Papers and Other Papers business areas as well as the Market Pulp and Energy reporting segment was announced.
- Statutory negotiations concerning 1,500 people in mill operations in Finland were concluded.
- Statutory negotiations concerning 480 people were conducted at the Hallein mill in Austria. Paper production will be discontinued by the end of April. At Gohrsmühle, Germany, standard coated fine paper production will be discontinued during April while the production of speciality papers and uncoated fine paper reels and folio sheets will be expanded.
- A new EUR 80 million profit improvement programme and a separate programme of EUR 60 million to improve the cash flow were launched.
- M-real repurchased from the market its own EUR 400 million senior floating rate notes in the total par value of EUR 59.95 million. The loan matures in December 2010. A gain of approximately EUR 31 million was booked from the repurchases.

"At the beginning of the year, the demand for our main products was weak due to the global recession, and the continuing decline in the price of pulp. We continued our major profit improvement programmes, which will, concurrently with declining wood raw material and chemical costs, ease the challenging situation. In the current difficult operational environment, improving cash flow and securing liquidity is most important."

Mikko Helander, CEO, M-real Corporation

M-real is Europe's leading primary fibre paperboard producer and a major paper supplier. It offers premium solutions for consumer packaging and communications and advertising end-uses. M-real's sales network serves brand owners, converters, publishers, printing houses, merchants and office suppliers.

M-real is part of Metsäliitto Group and is listed on the NASDAQ OMX Helsinki Ltd. In 2008, M-real's sales totalled EUR 3.2 billion. M-real has approximately 6,500 employees

KEY FIGURES	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2008
Sales, EUR million	623	722	826	829	859	3,236
EBITDA, EUR million	-48	-18	49	127	96	254
excl. non-recurring items, EUR million	-13	4	60	55	73	192
Operating result, EUR million	-118	-161	-8	71	37	-61
excl. non-recurring items, EUR million	-65	-51	3	-1	14	-35
Result before taxes						
from continuing operations, EUR million	-115	-197	-45	36	2	-204
excl. non-recurring items, EUR million	-62	-87	-34	-36	-21	-178
Result for the period						
from continuing operations, EUR million	-105	-163	-44	37	0	-170
from discontinued operations, EUR million	-10	-62	-212	-45	-19	-338
Total, EUR million	-115	-225	-256	-8	-19	-508
Result per share						
from continuing operations, EUR	-0.32	-0.50	-0.15	0.10	0.00	-0.55
from discontinued operations, EUR	-0.03	-0.19	-0.64	-0.14	-0.06	-1.03
Total, EUR	-0.35	-0.69	-0.79	-0.04	-0.06	-1.58
Result per share						
excl. non-recurring items, EUR	-0.18	-0.17	-0.13	-0.12	-0.06	-0.48
Return on equity, %	-32.0	-43.3	-10.1	7.9	0.0	-10.4
excl. non-recurring items, %	-17.6	-14.5	-8.3	-7.4	-4.8	-9.0
Return on capital employed, %	-13.4	-19.7	-0.5	8.9	5.7	-1.3
excl. non-recurring items, %	-7.0	-6.2	1.0	-0.2	2.9	-0.5
Equity ratio at end of period, %	30.3	30.8	32.5	36.5	35.0	30.8
Gearing ratio at end of period, %	151	152	129	112	120	152
Net gearing ratio at end of period, %	101	90	114	100	100	90
Interest-bearing net liabilities	1,243	1,254	1,865	1,888	1,892	1,254
Gross investments, EUR million	16	39	38	30	21	128
Deliveries, 1,000 tonnes						
Paper businesses	321	394	438	448	481	1,761
Consumer Packaging	274	303	348	351	342	1,345
Personnel at the end of period						
in continuing operations	6,314	6,546	6,679	7,035	6,866	6,546
in discontinued operations			2,159	2,322	2,256	

Map Merchant Group divested in 2007 and Graphic Papers business divested in 2008 have been reported in Discontinued operations.

Result January–March compared with the previous quarter

M-real's sales totalled EUR 623 million (Q4/2008: 722). Comparable sales were down 13.6%. Operating result was EUR -118 million (-161), and operating result excluding non-recurring items was EUR -65 million (-51).

The non-recurring items recognised in operating result amounted to EUR -53 million net, the most significant being:

- EUR 28 million cost provisions and write-downs for the closure of the Hallein paper mill in Other Papers business area.
- EUR 22 million cost provisions and write-downs related to the closure of Metsä-Botnia's Kaskinen mill. Of these, EUR 16 million was recognised in Consumer Packaging, and EUR 6 million in Market Pulp and Energy.
- EUR 2 million cost for the streamlining of the salesnet in Other operations.

Non-recurring items in the previous quarter totalled EUR -110 million net, the most significant being:

- EUR 86 million impairment charges under IAS 36.
- EUR 14 million cost provision for streamlining M-real's business structure to reflect the divestment of Graphics Papers business in Other operations.
- EUR 10 million cost provision and write-down for the closure of the New Thames mill's cut-size operations in Office Papers.

Compared with the previous quarter, the operating result excluding non-recurring items was weakened by the decrease in delivery volumes due to a weakened demand situation, the lower pulp sales price, and the decrease in values of product, wood and pulp inventories. The result was improved by implemented price increases and cost savings.

In January–March, the total delivery volume of the paper businesses was 321,000 tonnes (394,000). The deliveries by Consumer Packaging amounted to 274,000 tonnes (303,000).

Financial income and expenses over the period totalled EUR +4 million (-36). Foreign exchange gains and losses from accounts receivables, accounts payable, financial income and expenses and the valuation of currency hedging were EUR 0 million (+11). Net interest and other financial income and expenses amounted to EUR 4 million (-47). Other financial expenses include EUR 2 million of valuation gains on interest rate derivatives (valuation loss: 3). Financial income includes an approximately EUR 31 million gain from the repurchase of EUR 400 million senior floating rate notes maturing in December 2010.

The cash flow from financial items during the period was positive. On the year-end balance sheet, there was an unexceptionally high amount of valuation gains which will had a cash impact.

In January–March, the result from continuing operations before taxes was EUR -115 million (-197). The result from continuing operations before taxes excluding non-recurring items totalled EUR -62 million (-87). Income taxes, including the change in deferred tax liabilities, were EUR +10 million (+34).

Earnings per share were EUR -0.35 (-0.69). Earnings per share from continuing operations excluding non-recurring items were EUR -0.18 (-0.17). Return on equity was -32.0% (-43.3),

and -17.6% (-14.5) excluding non-recurring items. Return on capital employed was -13.4% (-19.7); excluding non-recurring items -7.0% (-6.2).

Result for January–March compared with the corresponding period the previous year
M-real's sales totalled EUR 623 million (Q1/2008: 859). Comparable sales were down 27.5%. Operating result was EUR -118 million (+37), and operating result excluding non-recurring items was EUR -65 million (+14).

In January–March, the non-recurring items amounted to EUR -53 million net, the most significant being:

- EUR 28 million cost provisions and write-downs for the closure of the Hallein paper mill in Other Papers business area
- EUR 22 million cost provisions and write-downs related to the closure of Metsä-Botnia's Kaskinen mill
- EUR 2 million cost for the streamlining of the salesnet in Other operations.

The operating result excluding non-recurring items compared with the previous quarter was weakened by the decrease in demand resulting in lower delivery volumes and values of product, wood and pulp inventories. The result was improved by the implemented price increases and cost savings.

In January–March, the total delivery volume the paper businesses was 321,000 tonnes (481,000). Consumer Packaging's deliveries amounted to 274,000 tonnes (342,000).

Financial income and expenses in the review period totalled EUR +4 million (-35). Foreign exchange gains and losses from accounts receivables, accounts payable, financial income and expenses and the valuation of currency hedging were EUR 0 million (+2). Net interest and other financial income and expenses amounted to EUR +4 million (-37). Other financial expenses include EUR 2 million of valuation gain on interest rate derivatives (valuation loss: 3). Financial income includes approximately EUR 31 million gain from the repurchase of EUR 400 million senior floating rate notes maturing in December 2010.

The cash flow of financial items in the review period was positive. On the year-end balance sheet, there was an unexceptionally high amount of valuation gains which will had a cash impact.

In the review period, the result from continuing operations before taxes was EUR -115 million (2). The result from continuing operations before taxes excluding non-recurring items totalled EUR -62 million (-21). Income taxes, including the change in deferred tax liabilities, came to EUR +10 million (-2).

Earnings per share were EUR -0.35 (-0.06). Excluding non-recurring items, earnings per share from continuing operations were EUR -0.18 (-0.06). Return on equity was -32.0% (0.0), excluding non-recurring items EUR -17.6 (-4.8). The return on capital employed was -13.4% (+5.7); excluding non-recurring items, -7.0% (+2.9).

Personnel
The number of personnel in continuing operations was 6,314 on 31 March 2009 (31 December 2008: 6,546), of which 2,189 (2,258) worked in Finland. In January–March 2009, M-real employed an average of 6,384 people (Q1/08: 9,087). M-real's number of personnel incorporates 30% of Metsä-Botnia's personnel.

Investments

Gross investments in January–March totalled EUR 16 million (Q1/2008: 21), including a EUR 3 million share of Metsä-Botnia's investments (13). Metsä-Botnia's investment share is based on M-real's 30% ownership share.

Structural change

In February 2009, M-real launched a new profit improvement programme with an annual target of EUR 80 million. The programme targets at savings in the business areas and streamlining the support functions to reflect the new company structure after the divestment of Graphic Papers. The full annual effect of the programme will be visible from 2011. The majority of the profit improvement measures are expected to be implemented in 2009, and the profit impact is estimated to be EUR 20–25 million in 2009. The related non-recurring costs booked during 2009 are expected to be about EUR 18 million. M-real is also implementing a separate EUR 60 million programme to improve the 2009 cash flow including, e.g., the reduction of operating net working capital and cuts in investments.

In 2008, M-real announced to be planning the discontinuation of the standard coated fine paper production at the Hallein and Gohrsmühle mills based on earlier examined strategic options. Both mills have been loss-making for a long period of time. Statutory negotiations were conducted at the Hallein mill, Austria, in January 2009, resulting in 480 people being made redundant. Paper production will be discontinued by the end of April. At the Gohrsmühle mill, Germany, the standard coated fine paper production will be discontinued in April. At Gohrsmühle, the production of speciality papers as well as uncoated fine paper reels and folio sheets will be expanded. The combined annual production capacity of standard coated fine paper at the Hallein and Gohrsmüle mills is about 0.6 million tonnes. M-real continues to explore various options for the Hallein pulp mill.

In Finland, statutory negotiations concerning 1,500 people at mill operations were conducted to carry out temporary lay-offs. The statutory negotiations were conducted from 30 January to 2 February, 2009 in different locations. The lay-offs will be implemented in varying periods during the year. The maximum total lay-off period is 90 days.

The reorganisation of salesnet after the Graphic Papers divestment was carried out during the first quarter, and the statutory negotiations were concluded by the end of March. The statutory negotiations were conducted from 30 January to 2 February, 2009 in different locations. The statutory negotiations, conducted simultaneously in 14 countries, concerned some 310 people in sales, customer service and administration. Some 50 people were transferred to M-real's other businesses and some 160 people were made redundant. After the divestment of Graphic Papers, Sappi recruited some 100 people from M-real's salesnet.

The strategic review of the paper business continues.

Changes in top management

Matti Mörsky, SVP, Business Development, was appointed CFO. Mörsky will start in his new position at a later announced date. The current CFO, Seppo Parvi, will join another company at the latest in July 2009.

Financing

At end of March 2009, M-real's equity ratio was 30.3% (31 December 2008: 30.8), the gearing ratio 151% (2008: 152) and the net gearing 101 (90). Some of M-real's financing agreements set a 120% limit on the company's net gearing ratio and a 30% limit on the equity ratio. Calculated as defined in the loan agreements, the net gearing ratio at the end of the year was approximately 81% (74) and the equity ratio some 35% (36).

At the end March, interest-bearing net liabilities totalled EUR 1,243 million (1,254). Foreign-currency-denominated loans accounted for 15%; 94% were floating-rate and the rest were fixed-rate. At the end of March, the average interest rate on loans was 6.7% and the average maturity of long-term loans 2.8 years. The interest rate maturity of loans was 3.8 months at the end of March. During the review period, the interest rate maturity has varied between 3 and 4 months.

In January–March, cash flow from operations was EUR -20 million (Q4/2008: 16). Working capital was down by EUR 50 million (down 26).

At end of review period, an average of 4.2 months of the net foreign currency exposure was hedged. The level of hedging varied between 4 and 5 months during the period. Approximately 89% of non-euro-denominated equity was hedged at the end of the review period.

Liquidity continues to be at a good level. The approximately EUR 400 million cash settlement at the end of December from the Graphic Papers divestment improved M-real's liquidity and financing position considerably. Liquidity at the end of the period was EUR 1,195 million, of which EUR 894 million consisted of committed long-term credit facilities and EUR 301 million of liquid assets and investments. The company also had interest-bearing receivables worth EUR 316 million. In addition, to meet its short-term financing needs, the company had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to some EUR 550 million. At the beginning of 2009, refinancing negotiations with banks have been initiated to secure future liquidity. If necessary, the sale of the vendor loan note, received from Sappi in relation to divestment of Graphic Papers in December 2008, will be considered as part of liquidity management.

M-real repurchased from the market its own EUR 400 million senior floating rate notes maturing in December 2010 in the total par value of EUR 59.95 million. A gain of approximately EUR 31 million was booked from the repurchases.

On 16 January 2009, Standard & Poor's downgraded M-real's B- rating to CCC+. The outlook of the rating remains negative. Downgrade has an annual impact of approximately EUR 2 million on M-real's current annual financing costs.

On 13 February 2009, Moody's Investors Service downgraded M-real's B3 rating to Caa1. The outlook of the rating remains negative. Downgrade has an annual impact of approximately EUR 2 million on M-real's current annual financing costs.

Shares

In January–March 2009, the highest price of M-real's B share on the NASDAQ OMX Helsinki Ltd was EUR 0.86, the lowest EUR 0.19, and the average price EUR 0.42. At end of March, the price of the B share was EUR 0.28.

The trading volume of B shares was EUR 63 million, or 52% of the share capital. At the end of March, the market value of the A and B shares totalled EUR 111 million.

At end of March, Metsäliitto Cooperative owned 38.6% of M-real Corporation's shares, and the voting rights conferred by these shares was 60.5%. International investors' holdings decreased to 16%.

On 5 February, Financier de l'Echiquier SA's holding in M-real decreased to 4.8% of the share capital and 1.6% of the voting rights.

The company does not possess its own shares.

Consideration of the result for the financial year and dividend

The distributable funds of the parent company as of 31 December 2008 were EUR -303,901,093.04 of which the result for the financial year is EUR -535,312,028.39. Thus, the company does not have distributable funds. The Annual General Meeting decided that no dividend is paid for the financial year ending on 31 December 2008.

Board of Directors and Auditors

The Annual General Meeting confirmed that the number of Board members is nine (9). The Annual General Meeting elected as members of M-real's Board of Directors Martti Asunta, M.Sc. (Forestry); Kari Jordan, Honorary Counsellor; Erkki Karmila, LL.M.; Kai Korhonen, M.Sc. (Technology); Liisa Leino, M.Edu.; Runar Lillandt, Counsellor of Agriculture; Juha Niemelä, Honorary Counsellor; Antti Tanskanen, Minister, and Erkki Varis, M.Sc. (Technology). The term of office of the members of the Board of Directors expires at the end of the next Annual General Meeting.

At its organising meeting the Board of Directors elected Kari Jordan as its Chairman and Martti Asunta as its Vice Chairman. The Board further resolved to organize the Board committees. The members of the Audit Committee are Erkki Karmila (Chairman), Kai Korhonen, Antti Tanskanen and Erkki Varis. The members of the combined Nomination and Compensation Committee are Kari Jordan (Chairman), Martti Asunta, Liisa Leino, Runar Lillandt and Juha Niemelä.

The Annual General Meeting elected as M-real's auditor Authorized Public Accountants PricewaterhouseCoopers Oy. The term of office of the auditor expires at the end of the next Annual General Meeting.

The Annual General Meeting instructed the Board of Directors to investigate possibilities and the related terms to merge the company's A- and B-series shares. The investigation results were instructed to be presented to the next General Meeting.

Near-term outlook
During the coming months, demand and delivery volumes seem to remain clearly weaker than during the corresponding period last year. Major production curtailments will be continued.

The current level of product prices is defended by production curtailments.

At present, it seems possible that the pulp cycle will turn in the second half of 2009.

The profit improvement programmes implemented at M-real, concurrently with declining wood raw material and chemical costs, will ease the challenging profitability situation.

Due to the significant uncertainties in the general economy, providing profit forecasts is exceptionally challenging at present. As a result and for the time being, M-real will not provide forecasts on the estimated result development when presenting the future outlook.

Near-term business risks
The weakening of and the general uncertainty in the global economy have also had a negative impact on the operating preconditions of the European paper and paperboard industry, and there is a risk that the recession in the global economy will deepen. There are uncertainties related to the availability of corporate funding due to the general financial market situation.

Production may be curtailed more than planned due to weak demand. The risk of declining product prices exists.

The risk of the euro strengthening, which would have a negative impact on operational preconditions of the industry, still exists.

During the first part of the year, cash flow has remained satisfactory despite the clearly negative result. There is a risk of weakening cash flow development if the global recession is prolonged. M-real has significant assets that can, if needed, be divested in order to ensure sufficient financing.

Because the forward-looking estimates and statements of these financial statements are based on current plans and estimates, they contain risks and other uncertain factors that may cause the results to differ from the statements concerning them.

In the short term, M-real's result will be particularly affected by the price of, and demand for, finished products, raw material costs, the price of energy, and the exchange rate development of the euro.

More information about longer-term risk factors can be found on pages 37–38 of M-real's 2008 Annual Report.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

Further information on 22 April, 2009 from 1 p.m. (EET). The conference call and webcast for investors and analysts begins at 3 p.m. (EET).

BUSINESS AREAS AND MARKET DEVELOPMENT

Consumer Packaging	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2008
Sales, EUR million	226	248	274	274	266	1,061
EBITDA, EUR million	15	11	37	23	37	108
excl. non-recurring items	19	11	37	23	38	109
Operating result, EUR million	-17	-13	17	3	17	24
excl. non-recurring items	-1	-9	17	3	18	29
Return on capital employed, %	-8.8	-6.0	8.3	1.4	8.7	3.2
excl. non-recurring items, %	-0.4	-4.0	8.3	1.4	9.2	3.8
Deliveries, 1,000 tonnes	274	303	348	351	342	1,345
Production, 1,000 tonnes	292	293	347	335	361	1,336

Result for January–March compared with the previous quarter
The operating result excluding non-recurring items for the Consumer Packaging business area improved from the previous quarter and was EUR -1 million (Q4/2008: -9). The result was improved by the increased average price resulting from achieved price increases last year and low fixed costs. However, the result was negatively impacted by reduced delivery volumes due to a weakened demand and by the lower value of inventories mainly resulting from the decline in the market price of pulp.

In addition, EUR 16 million cost provisions and write-downs related to the closure of the Metsä-Botnia's Kaskinen mill were recognised in the result.

The result for the previous quarter included non-recurring items of EUR 4 million.

The deliveries of European folding boxboard producers were 7% lower compared with the previous quarter. Consumer Packaging's folding boxboard deliveries fell by 9%.

Result for January–March compared with the corresponding period the previous year
The operating result excluding non-recurring items for the Consumer Packaging weakened compared with the corresponding period last year and totalled EUR -1 million (Q1/2008: 18). The most significant factor weakening the result was declining demand. The result was improved by achieved price increases, implemented cost savings actions and the strengthened US dollar.

The result for the corresponding period the previous year included non-recurring items of EUR 1 million.

The deliveries of European folding boxboard producers fell by 20% compared with the corresponding period the previous year. Consumer Packaging's folding boxboard deliveries fell by 20%.

Office Papers	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2008
Sales, EUR million	147	174	203	204	223	804
EBITDA, EUR million	-2	-3	11	10	17	35
excl. non-recurring items	-2	-1	11	10	17	37
Operating result, EUR million	-17	-38	-6	-7	-2	-53
excl. non-recurring items	-17	-14	-6	-7	-2	-29
Return on capital employed, %	-12.4	-25.6	-3.2	-3.2	-0.6	-7.4
excl. non-recurring items, %	-12.4	-9.2	-3.2	-3.2	-0.6	-3.8
Deliveries, 1,000 tonnes	203	237	270	274	300	1,081
Production, 1,000 tonnes	199	177	226	245	257	905

Result for January–March with the previous quarter

The operating result excluding non-recurring items for the Office Papers business area weakened compared with the previous quarter and was EUR -17 million (Q4/2008: -14). The result was weakened by the declining demand and lower average selling price. The result was improved by lower raw material costs. The result did not include non-recurring items.

The operating result for the previous quarter included non-recurring items of EUR -24 million net.

Total deliveries by European uncoated fine paper producers were down by 6% compared with the previous quarter. The delivery volume of Office Papers fell by 14%. The figure includes the effect of the divestment of New Thames mill.

Result for January–March compared with the corresponding period the previous year

The operating result excluding non-recurring items for Office Papers weakened compared to the corresponding period the previous year and totalled EUR -17 million (Q1/2008: -2). The result was weakened by the lower average selling price and the declining demand for products. The result did not include non-recurring items.

The result for the corresponding period the previous year did not include non-recurring items.

Total deliveries by European uncoated fine paper producers were down by 18% compared with the corresponding period the previous year. The delivery volume of Office Papers fell by 32 per cent. The figure includes the effect of the divestment of New Thames mill.

Other Papers	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2008
Sales, EUR million	117	147	153	158	164	622
EBITDA, EUR million	-33	-1	7	8	31	45
excl. non-recurring items	-5	1	7	9	7	23
Operating result, EUR million	-40	-75	-3	-2	21	-59
excl. non-recurring items	-12	-8	-3	-1	-3	-15
Return on capital employed, %	-43.4	-63.5	-2.3	-1.2	18.1	-14.3
excl. non-recurring items, %	-12.5	-5.8	-2.3	-0.8	-2.6	-3.4
Deliveries, 1,000 tonnes	118	157	168	174	181	680
Production, 1,000 tonnes	99	160	170	186	190	705

Result for January–March compared with the previous quarter

The operating result excluding non-recurring items for the Other Papers business area weakened compared to the previous quarter and was EUR -12 million (Q4/2008: -8). The result was weakened by the heavy decline in demand. The result was improved by the increase in the average selling price.

Cost provision and write-downs of EUR 28 million were recognised in the operating result as non-recurring items related to the closure of Hallein paper mill.

The operating result for the previous quarter included EUR -67 million net of non-recurring items.

Total deliveries by European coated fine paper manufacturers fell by 17% compared with the previous quarter. The delivery volume of Office Papers fell by 25 per cent.

Result for January–March compared with the corresponding period the previous year

The operating result excluding non-recurring items for Other Papers weakened compared with the corresponding period previous year and totalled EUR -12 million (Q1/2008: -3). The result was weakened by the heavy decline in the demand for products. The result was improved by increased selling prices and implemented cost savings actions.

Cost provision and write-downs of EUR 28 million were recognised in the operating result as non-recurring items related to the closure of Hallein paper mill.

The result for the corresponding period the previous year included non-recurring items of EUR 24 million.

Total deliveries by European coated fine paper producers fell by 28%compared with the corresponding quarter the previous year. The delivery volume of Office Papers fell by 35%.

Market Pulp and Energy	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2008
Sales, EUR million	134	150	172	160	162	644
EBITDA, EUR million	-4	8	23	96	21	148
excl. non-recurring items	-3	8	23	22	21	73
Operating result, EUR million	-18	-2	12	86	10	106
excl. non-recurring items	-12	-2	12	12	10	32
Return on capital employed, %	-8.4	-1.3	5.1	37.3	4.7	12.6
excl. non-recurring items, %	-5.8	-1.3	5.1	4.8	4.7	3.6
Deliveries, 1,000 tonnes	287	264	291	279	281	1,115

Result for January–March compared with the previous quarter

The operating result excluding non-recurring items for the Market Pulp and Energy reporting segment weakened compared with the previous quarter and was EUR -12 million (Q4/2008: -2). The result was weakened by the lower selling price of pulp and the production curtailments at pulp mills due to low demand. The result was improved by lower wood costs.

In addition, cost provisions and write-downs of EUR 6 million related to the closure of the Metsä-Botnia's Kaskinen mill were recognised in the result.

The result for the previous quarter did not include non-recurring items.

Result for January–March compared with the corresponding period the previous year

The operating result for the Market Pulp and Energy reporting segment weakened compared with the corresponding period last year and totalled EUR -12 million (Q1/2008: 10). The result was weakened by the lower selling price of pulp and the production curtailments of pulp mills due to low demand. The result was improved by lower wood costs.

In addition, cost provisions and write-downs of EUR 6 million related to the closure of the Metsä-Botnia's Kaskinen mill were recognised in the result.

The result for the corresponding period the previous year did not include non-recurring items.

The financial statements are unaudited.

Condensed consolidated statement of comprehensive income

EUR million	2009 Q1	2008 Q1	Change	2008	2008 Q4
Continuing operations					
Sales	**623**	**859**	**-236**	**3,236**	**722**
Other operating income	33	47	-14	182	9
Operating expenses	-704	-810	106	-3,164	-749
Depreciation and impairment losses	-70	-59	-11	-315	-143
Operating result	**-118**	**37**	**-155**	**-61**	**-161**
% of sales	-18.9	4.3		-1.9	-22.3
Share of results in associated companies	-1	0	-1	-1	0
Exchange gains and losses	0	2	-2	13	11
Other net financial items	4	-37	41	-155	-47
Result before income tax	**-115**	**2**	**-117**	**-204**	**-197**
% of sales	-18.5	0.2		-6.3	-27.3
Income taxes	10	-2	12	34	34
Result for the period from continuing operations	**-105**	**0**	**-105**	**-170**	**-163**
% of sales	-16.9	0		-5.3	-22.6
Discontinued operations					
Result from discontinued operations	-10	-19	9	-338	-62
Result for the period	**-115**	**-19**	**-96**	**-508**	**-225**
Other comprehensive income					
Cash flow hedges	-1	-4	3	-41	-29
Available for sale financial assets	-63	70	-133	87	17
Currency translation differences	3	-5	8	11	5
Other items	0		0	0	0
Income tax relating to components of other comprehensive income	18	-18	36	-19	-4
Other comprehensive income, net of tax	**-43**	**43**	**-86**	**38**	**-11**
Total comprehensive income for the period	**-158**	**24**	**-182**	**-470**	**-236**
Result attributable to					
Shareholders of parent company	-116	-20	-96	-517	-225
Minority interest	1	1	0	9	0
	-115	-19	-96	-508	-225
Total comprehensive income attributable to					
Shareholders of parent company	-162	25	-187	-481	-237
Minority interest	4	-1	5	11	1
	-158	24	-182	-470	-236
Earnings per share for result attributable to shareholders of parent company (EUR/share)					
from continuing operations	-0.32	0.00	-0.32	-0.55	-0.50
from discontinued operations	-0.03	-0.06	0.03	-1.03	-0.19
Total	-0.35	-0.06	-0.29	-1.58	-0.69

Condensed consolidated balance sheet EUR million	**31.3. 2009**	%	**31.3. 2008**	%	**31.12. 2008**	%
Assets						
Non-current assets						
Goodwill	51	1.2	172	3.2	51	1.1
Other intangible assets	61	1.5	74	1.4	51	1.1
Tangible assets	1,766	43.4	2,680	49.6	1,808	40.1
Biological assets	60	1.5	44	0.8	57	1.3
Investments in associated companies	61	1.6	64	1.3	63	1.4
Available for sale investments	380	9.3	396	7.3	440	9.8
Non-current financial assets	231	5.7	34	0.6	232	5.2
Deferred tax receivables	5	0.1	5	0.1	5	0.1
	2,615	64.3	**3,469**	64.3	**2,707**	60.1
Current assets						
Inventories	465	11.4	651	12.0	505	11.2
Accounts receivables and other receivables	689	16.9	1,087	20.1	743	16.5
Cash and cash equivalents	301	7.4	197	3.6	550	12.2
	1,455	35.7	**1,935**	35.7	**1,798**	39.9
Total assets	**4,070**	100	**5,404**	100	**4,505**	100
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Equity attributable to shareholders of parent company	**1,167**	28.7	**1,835**	34.0	**1,329**	29.5
Minority interest	**61**	**1.5**	**52**	1.0	**57**	1.3
	1,228	**30.2**	**1,887**	35.0	**1,386**	30.8
Non-current liabilities						
Deferred tax liabilities	202	5.0	306	5.5	232	5.1
Post-employment benefit obligations	91	2.2	141	2.6	98	2.2
Provisions	97	2.4	61	1.1	99	2.2
Borrowings	1,517	37.3	1,797	33.3	1,568	34.8
Other liabilities	16	0.4	36	0.7	18	0.4
	1,923	**47.3**	**2,341**	43.2	**2,015**	44.7
Current liabilities						
Current borrowings	343	8.4	464	8.6	538	11.9
Accounts payable and other liabilities	576	14.1	712	13.2	566	12.6
	919	**22.5**	**1,176**	21.8	**1,104**	24.5
Total liabilities	**2,842**	**69.8**	**3,517**	65.0	**3,119**	69.2
Total shareholders' equity and liabilities	**4,070**	**100**	**5,404**	100	**4,505**	100

Condensed consolidated cash flow statement

EUR million	2009 Q1	2008 Q1	2008	2008 Q4
Result for the period	-114	-19	-508	-225
Total adjustments	44	92	619	215
Change in working capital	50	-33	7	26
Cash flow arising from operations	**-20**	**40**	**118**	**16**
Net financial items	16	-18	-193	-129
Income taxes paid	-3	-13	-22	-2
Net cash flow arising from operating activities	**-7**	**9**	**-97**	**-115**
Investments in tangible and intangible assets	-16	-21	-128	-39
Divestments of assets and other	2	57	483	342
Net cash flow arising from investing activities	**-14**	36	**355**	**303**
Share issue, minority interest	0	2	2	0
Changes in long-term loans and other financial items	-229	-209	-71	226
Dividends paid	0	-20	-20	0
Net cash flow arising from financing activities	**-229**	**-227**	**-89**	**226**
Changes in cash and cash equivalents	**-250**	**-182**	**169**	**414**
Cash and cash equivalents at beginning of period	550	380	380	133
Translation difference in cash and cash equivalents	1	-1	1	0
Changes in cash and cash equivalents	-250	-182	169	414
Assets held for sale	0	0	0	3
Cash and cash equivalents at end of period	**301**	**197**	**550**	**550**

	Equity attributable to shareholders of parent company							
EUR million	Share capital	Share premium account	Translation difference	Fair value and other reserves	Retained earnings	Total	Minority interest	Total
Shareholders'equity, 1 January, 2008	558	667	-11	225	391	1,830	52	1,882
Dividends paid					-20	-20		-20
Metsä-Botnia restructuring in Uruguay							1	1
Comprehensive income for the period			-4	48	-19	25	-1	24
Shareholders' equity 31 March, 2008	**558**	**667**	**-15**	**273**	**352**	**1,835**	**52**	**1,887**
Shareholders' equity, 1 January, 2009	558	667	-9	259	-146	1,329	57	1,386
Comprehensive income for the period			1	-47	-116	-162	4	-158
Shareholders'equity, 31 March, 2009	**558**	**667**	**-8**	**212**	**-262**	**1,167**	**61**	**1,228**

Key ratios	2009 Q1	2008 Q1	2008	2008 Q4
Sales, EUR million	623	859	3 236	722
EBITDA, EUR million	-48	96	254	-18
excl. non-recurring items, EUR million	-13	73	192	4
Operating result, EUR million	-118	37	-61	-161
excl. non-recurring items, EUR million	-65	14	-35	-51
Result from continuing operations				
before taxes, EUR million	-115	2	-204	-197
excl. non-recurring items, EUR million	-62	-21	-178	-87
Result for the period				
from continuing operations, EUR million	-105	0	-170	-163
from discontinued operations, EUR million	-10	-19	-338	-62
Total, EUR million	-115	-19	-508	-225
Earnings per share				
from continuing operations, EUR	-0.32	0.00	-0.55	-0.50
from discontinued operations, EUR	-0.03	-0.06	-1.03	-0.19
Total, EUR	-0.35	-0.06	-1.58	-0.69
Earnings per share, excl. non-recurring items				
from continuing operations, EUR	-0.18	-0.06	-0.48	-0.17
Return on equity, %	-32.0	0.0	-10.4	-43.3
excl. non-recurring items, %	-17.6	-4.8	-9.0	-14.5
Return on capital employed, %	-13.4	5.7	-1.3	-19.7
excl. non-recurring items, %	-7.0	2.9	-0.5	-6.2
Equity ratio at end of period, %	30.3	35.0	30.8	30.8
Gearing at end of period, %	151	120	152	152
Net gearing at end of period, %	101	100	90	90
Shareholders' equity per share at end of period, EUR	3.56	5.59	4.05	4.05
Net interest-bearing liabilities				
at end of period, EUR million	1,243	1,892	1,254	1,254
Gross capital expenditure, EUR million	16	21	128	39
Deliveries, 1,000 tonnes				
Paper business	321	481	1 761	394
Consumer Packaging	274	342	1 345	303
Personnel at end of period				
In continuing operations	6,314	6,866	6,546	6,546
In discontinued operations		2,256		

Securities and guarantees EUR million	2009 Q1	2008 Q1	2008
For own liabilities	57	59	61
On behalf of associated companies	1	1	1
On behalf of Group companies	5	4	5
On behalf of others	5	3	2
Total	**68**	**67**	**69**

Open derivative contracts EUR million	2009 Q1	2008 Q1	2008
Interest rate derivatives	1,271	1,735	1,286
Foreign exchange derivatives	2,541	3,112	2,805
Other derivatives	289	150	185
Total	**4,101**	**4,997**	**4,276**

The fair value of open derivative contracts calculated at market value was EUR -37.1 million at the end of the review period (EUR 15.0 million 31 December 2008).

The gross amount of open contracts also includes closed contracts, totalling EUR 1,836.0 million (31 December 2008: EUR 2,068.8 million).

Commitments related to fixed assets EUR million	2009 Q1	2008 Q1	2008
Payments in less than a year	0	5	0
Payments later	1	1	1

Changes in property, plant and equipment EUR million	2009 Q1	2008 Q1	2008
Carrying value at beginning of period	1,808	2,820	2,820
Capital expenditure	13	21	128
Decrease	0	-72	-670
Depreciation and impairment losses	-65	-56	-282
related to discontinued operations	0	-19	-149
Translation difference	10	-14	-39
Carrying value at end of period	**1,766**	**2,680**	**1,808**

Depreciation and impairment losses related to discontinued operations include write-downs and impairments of Graphic Papers business.

Related-party transactions Transactions with parent company and sister companies EUR million	2009 Q1	2008 Q1	2008
Sales	7	11	34
Other operating income	1	1	3
Purchases	92	161	571
Interest income	2	1	7
Interest expenses	1	1	4
Non-current receivables	5	19	5
Current receivables	67	49	49
Non-current liabilities	0	0	0
Current liabilities	99	46	228
Transactions with associated companies	**2009 Q1**	**2008 Q1**	**2008**

Sales	0	0	0
Purchases	0	1	4
Non-current receivables	0	2	0
Current receivables	7	8	7
Current liabilities	2	3	2

Accounting policies
This unaudited interim report has been prepared in accordance with accounting policies set out in International Accounting Standard 34 and in the M-real's Annual Report for 2008.

The Group has adopted the following standards: IAS 1 (revisited), Presentation of Financial Statements. The revisited standard is aimed at improving users' ability to analyse and compare the information given in financial statements by separating changes in equity of an entity arising from transactions with owners from other changes in equity. The Group presents non-owner changes in equity in the statement of comprehensive income.

IFRS 8, Operating Segments. The new standard replaces IAS 14. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes.

The operating segments are the same as in 2008 according to IAS 14 or Consumer Packaging, Office Papers, Other Papers and Market Pulp and Energy.

The figures in the financial statement release are unaudited.

Calculation of key ratios

Return on equity (%)	=	(Result from continuing operations before tax - direct taxes) per (Shareholders' equity (average))
Return on capital employed (%)	=	(Result from continuing operations before tax + interest expenses, net exchange gains/losses and other financial expenses) per (Shareholders' equity + interest-bearing borrowings (average))
Equity ratio (%)	=	(Shareholders' equity) per (Total assets - advance payments received)
Gearing ratio (%)	=	(Interest-bearing borrowings) per (Shareholders' equity)
Net gearing ratio (%)	=	(Interest-bearing borrowings - liquid funds - interest-bearing receivables) per (Shareholders' equity)
Earnings per share	=	(Profit attributable to shareholders of parent company) per (Adjusted number of shares (average))
Shareholders' equity per share	=	(Equity attributable to shareholders of parent company) per (Adjusted number of shares at end of period)

Quarterly information

Sales and result by segment, EUR million	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2008
Consumer Packaging	226	248	274	274	266	259	1 061
Office Papers	147	174	203	204	223	213	804
Other Papers	117	147	153	158	164	161	622
Market Pulp and Energy	134	150	172	160	162	147	644
Other operations	34	57	77	87	102	107	323
Internal sales	-35	-54	-53	-54	-58	-59	-218
Sales	**623**	**722**	**826**	**829**	**859**	**828**	**3 236**
Consumer Packaging	15	11	37	23	37	26	108
Office Papers	-2	-3	11	10	17	26	35
Other Papers	-33	-1	7	8	31	-4	45
Market Pulp and Energy	-4	8	23	96	21	11	148
Other operations	-24	-33	-29	-10	-10	5	-82
EBITDA	**-48**	**-18**	**49**	**127**	**96**	**64**	**254**
% of sales	-7.7	-2.5	5.9	15.3	11.2	7.7	7.8
Consumer Packaging	-17	-13	17	3	17	-1	24
Office Papers	-17	-38	-6	-7	-2	-179	-53
Other Papers	-40	-75	-3	-2	21	-12	-59
Market Pulp and Energy	-18	-2	12	86	10	7	106
Other operations	-26	-33	-28	-9	-9	-3	-79
Operating result	**-118**	**-161**	**-8**	**71**	**37**	**-188**	**-61**
% of sales	-18.9	-22.3	-1.0	8.6	4.3	-22.7	-1.9
Non-recurring items EUR million							
Consumer Packaging	-16	-4	0	0	0	-8	-5
Office Papers	0	-24	0	0	0	-183	-24
Other Papers	-28	-67	0	-1	24	-2	-44
Market Pulp and Energy	-6	0	0	74	0	-1	74
Other operations	-3	-14	-11	-1	-1	-3	-27
Non-recurring items in operating result	**-53**	**-110**	**-11**	**72**	**23**	**-197**	**-26**
Consumer Packaging	19	11	37	23	38	27	109
Office Papers	-2	-1	11	10	17	23	37
Other Papers	-5	1	7	9	7	-1	23
Market Pulp and Energy	-3	8	23	22	21	12	73
Other operations	-22	-15	-18	-8	-10	6	-50
EBITDA, excl. non-recurring items	**-13**	**4**	**60**	**55**	**73**	**66**	**192**
% of sales	-2.1	0.6	7.3	6.6	8.5	8.0	5.9

Operating result, excl. non-recurring items	**2009 Q1**	**2008 Q4**	**2008 Q3**	**2008 Q2**	**2008 Q1**	**2007 Q4**	**2008**
Consumer Packaging	-1	-9	17	3	18	7	29
Office Papers	-17	-14	-6	-7	-2	4	-29
Other Papers	-12	-8	-3	-1	-3	-10	-15
Market Pulp and Energy	-12	-2	12	12	10	8	32
Other operations	-23	-18	-17	-8	-9	0	-52
Group	**-65**	**-51**	**3**	**-1**	**14**	**9**	**-35**
% of sales	-10.4	-7.1	0.4	-0.1	1.6	1.1	-1.1

Return on capital employed %							
Consumer Packaging	-8.8	-6.0	8.3	1.4	8.7	0.1	3.2
Office Papers	-12.4	-25.6	-3.2	-3.2	-0.6	-79.9	-7.4
Other Papers	-43.4	-63.5	-2.3	-1.2	18.1	-11.4	-14.3
Market Pulp and Energy	-8.4	-1.3	5.1	37.3	4.7	3.5	12.6
Group	**-13.4**	**-19.7**	**-0.5**	**8.9**	**5.7**	**-22.4**	**-1.3**

Capital employed EUR million							
Consumer Packaging	774	801	839	829	813	823	801
Office Papers	517	556	645	664	726	808	556
Other Papers	312	415	518	532	522	398	415
Market Pulp and Energy	876	899	929	921	912	752	899
Unallocated and eliminations	609	822	-12	165	263	522	822
Group	**3,088**	**3,493**	**2,919**	**3,111**	**3,236**	**3,303**	**3,493**

The capital employed for a segment included its assets: goodwill, other intangible goods, tangible assets, biological assets, investments in associates, inventories, accounts receivables, prepayments and accrued income (excluding interest and taxes), less the segment's liabilities (accounts payable, advance payments, accruals and deferred income (excluding interest and taxes).

Personnel Average	**2009 Q1**	**2008 Q1**	**2008**
Consumer Packaging	1,527	1,655	1,664
Office Papers	1,462	1,704	1,561
Other Papers	2,004	2,035	2,016
Metsä-Botnia	533	552	569
Other continuing operations	858	1,068	1,039
Discontinued operations	0	2,251	2,238
Total	**6,384**	**9,265**	**9,087**

Deliveries 1,000 tonnes	**2009 Q1**	**2008 Q4**	**2008 Q3**	**2008 Q2**	**2008 Q1**	**2007 Q4**	**2008**
Consumer Packaging	**274**	**303**	**348**	**351**	**342**	**336**	**1,345**
Office Papers	203	237	270	274	300	284	1,081
Other Papers	118	157	168	174	181	177	680
Paper business, total	**321**	**394**	**438**	**448**	**481**	**461**	**1,761**
Market Pulp	**287**	**264**	**291**	**279**	**281**	**247**	**1,115**

Production **1,000 tonnes**	**2009** **Q1**	**2008** **Q4**	**2008** **Q3**	**2008** **Q2**	**2008** **Q1**	**2007** **Q4**	**2008**
Consumer Packaging	**292**	**293**	**347**	**335**	**361**	**339**	**1,336**
Office Papers	199	177	226	245	257	279	905
Other Papers	99	160	170	186	190	182	705
Paper business, total	**298**	**337**	**396**	**431**	**447**	**461**	**1,610**
Metsä-Botnia pulp 1)	**231**	**235**	**270**	**233**	**252**	**225**	**990**
M-real pulp	**277**	**303**	**377**	**391**	**415**	**369**	**1,486**

1) corresponds to M-real's ownership share of 30% in Metsä-Botnia

EYEMPTION NUMBER
82 - 3696

M-real Corporation Stock Exchange Release 4 May 2009 at 4 p.m.

MATTI MÖRSKY TO M-REAL'S CHIEF FINANCIAL OFFICER

M-real announced in its release on 6 February, 2009 that **Matti Mörsky** will be appointment M-real's new CFO to start in the new position at a later announced date.

Mörsky starts in the position today on 4 May, 2009.

M-REAL CORPORATION

Further information:

Matti Mörsky, CFO, tel. +358 10 465 4913

Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335